Exhibit 99.1

Subsea 7 S.A. awarded Statoil contract in Norwegian Sea

Luxembourg – May 6, 2011 – Subsea 7 S.A. (Oslo Børs: SUBC) announced today the award of the Fossekall-Dompap Marine Installation and Pipelay Contract with an approximate value of $180 million from Statoil, close to the Norne FPSO in the Norwegian Sea.

The contract scope includes transport and installation of 2 of 4 slots Integrated Template Structures (ITS) at the Fossekall Field, and 1 of 4 slots ITS at the Dompap Field, fabrication and installation of the 25.7km long 12”/14” ID insulated production pipeline with Direct Electrical Heating (DEH) piggyback cable from Norne FPSO to Dompap and an in-line Tee at Fossekall. The scope also includes installation of manifolds, flexible flowlines and jumpers, flexible riser, dynamic and static umbilicals, electrical cable, DEH riser, DEH feeder cable system and tie-in and pre-commissioning of the full system.

The scope of work comprises of project management and engineering as well as design, fabrication and procurement of GRP Covers, Riser Base, PLET, in-line Tee and linepipe coating.

Engineering will commence immediately, with all offshore operations to be performed during 2012.

Stuart Fitzgerald, Subsea 7's VP, Norway, said: “I am delighted that Statoil has chosen Subsea 7 to execute this significant project. The award builds on our successful and long-standing partnership with Statoil, which continues to create sustainable value for both parties through integrated working and alignment of interests and expertise. We look forward to helping to bring this important development on-stream in a safe and timely manner.”

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Subsea 7 S.A. is a seabed-to-surface engineering, construction and services contractor to the offshore energy industry worldwide.
We provide integrated services, and we plan, design and deliver complex projects in harsh and challenging environments.

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Contact:
Karen Menzel
Subsea 7 S.A.
+44 (0)20 8210 5568
karen.menzel@subsea7.com
www.subsea7.com

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Forward-Looking Statements: Certain statements made in this announcement may include “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the US Securities Exchange Act of 1934.  These statements may be identified by the use of words like “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “forecast,” “project,” “will,” “should,” “seek,” and similar expressions.  These forward-looking statements include, but are not limited to, statements as to the value of the awarded contract, statements as to the date of commencement and completion of each awarded contract and statements as to the scope of each awarded contract.  The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties.  The following factors, and others which are discussed in our public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: our ability to recover costs on significant projects; the general economic conditions and competition in the markets and businesses in which we operate; our relationship with significant clients; the outcome of legal proceedings or governmental enquiries; uncertainties inherent in operating internationally; the timely delivery of ships on order and the timely completion of ship conversion programmes; the impact of laws and regulations; and operating hazards, including spills and environmental damage.  Many of these factors are beyond our ability to control or predict.  Given these factors, you should not place undue reliance on the forward-looking statements.

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